UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Notify Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   669 956 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 18)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,357,801
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,357,801
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,357,801
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,357,801
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,357,801
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,357,801
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            462,334
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        462,334
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      462,334
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc.  (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            462,334
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        462,334
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      462,334
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        149,214
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,820,135
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               149,214
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,820,135
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,969,349
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,350,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,350,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,350,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104             SCHEDULE 13D                Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,350,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,350,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,350,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 Pages


Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Notify Technology Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Venture Partners LP, ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). Commonwealth, CAMC, ComVest, ComVest Management, RMC, Falk and Priddy are the "Reporting Persons."

      Priddy and Keith Rosenbloom are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. ComVest Management is the general partner of ComVest. The managers of ComVest Management are Priddy, Falk and Keith Rosenbloom , and ComVest Management is wholly-owned by CAMC. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Shanon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                                                             Page 10 of 18 Pages


      In a private placement (the "Placement") which closed on July 20, 2001, the Issuer sold units ("Units") at a price of $100,000 per unit. Each Unit consisted of 10,000 shares of Series A Convertible Redeemable Preferred Stock ("Preferred Stock") and warrants to purchase 35,000 shares of Common Stock at an exercise price of $1.00 per share (the "Placement Warrants"). Each share of Preferred Stock is convertible into 10 shares of Common Stock, at the holder's option and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to a Agency Agreement with the Issuer (the "Agency Agreement").

      As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued seven-year Unit Purchase Options to purchase Units at a price of $100,000 per Unit (the "Agents Options"). Certain of the Agents Options were distributed by Commonwealth to ComVest and to certain employees of Commonwealth, including Falk, Rosenbloom and Wynne. Commonwealth disclaims beneficial ownership of the Agents Options it distributed to other persons, including the Reporting Persons.

      In addition, in consideration of ComVest's commitment to invest in the Placement the difference between $5,000,000 and the aggregate amount of money invested by all other investors in the Placement, the Issuer issued ComVest seven-year warrants to purchase Common Stock at a price of $1.00 per share (the "ComVest Warrant").

      ComVest and RMC were investors in the Placement in respective amounts of $1,400,000, and $1,000,000. The source of the funds for the purchases was the working capital of the respective entities.

Item 4. Purpose of Transaction.

      The Agents Options were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The ComVest Warrant was acquired as compensation for making a commitment to invest in the Placement, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Units were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      Pursuant to the Agency Agreement, the Issuer agreed that upon the closing of the Placement, its board of directors would be increased from five directors to six directors, and that Commonwealth would be entitled to appoint one director (provided that such director is reasonably acceptable to the Issuer). In accordance with the Agency Agreement, Harold Blue, the Chief Operating Officer of Commonwealth, was appointed to the Issuer's Board of Directors.

      Pursuant to the Agency Agreement, if at any time prior to July 20, 2002 the Issuer obtains any financing (a "Subsequent Financing") from any person or entity introduced by Commonwealth, (x) the Issuer will (i) pay to Commonwealth 10% of the gross proceeds of the Subsequent Financing, and (ii)

                                                             Page 11 of 18 Pages


issue to Commonwealth warrants to purchase 20% of the securities issued to investors at an exercise price equal to the lowest price paid by investors in the Subsequent Financing and (y) Commonwealth will be entitled to invest up to $2,000,000 in the Issuer under the same terms and conditions as in any such Subsequent Financing.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) ComVest may be deemed to be the beneficial owner of an aggregate of 2,357,801 shares of Common Stock, representing approximately 30.9% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 118,151 shares of Common Stock upon exercise of the ComVest Warrant, (ii) 1,400,000 shares of Common Stock upon conversion of Preferred Stock, (iii) 490,000 shares of Common Stock upon exercise of the Placement Warrants, and (iv) 349,650 shares of Common Stock which are issuable upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon the exercise of the Agents Options distributed to ComVest by Commonwealth.

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 2,357,801 shares of Common Stock, representing approximately 30.9% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

      Commonwealth may be deemed to be the beneficial owner of an aggregate of 462,334 shares of Common Stock, representing approximately 8.1% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon the exercise of the Agents Options owned by Commonwealth.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 462,334 shares of Common Stock, representing approximately 8.1% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      Falk may be deemed to be the beneficial owner of an aggregate of 2,969,334 shares of Common Stock, representing approximately 36.0% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 462,334 and 2,357,801 shares beneficially owned respectively by Commonwealth and ComVest, which Falk may be deemed to beneficially own, Falk may be deemed to beneficially own an additional 149,214 shares of Common Stock upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon exercise of Agents Options distributed to him by Commonwealth. In his capacity as Chairman and controlling equity owner of

                                                             Page 12 of 18 Pages


CAMC, which is the general partner of, and owner of all the interests in, ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      RMC may be deemed to be the beneficial owner of 1,350,000 shares of Common Stock, representing approximately 20.4% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 1,000,000 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 350,000 shares of Common Stock issuable upon exercise of the Placement Warrants.

      Priddy as a manager and principal member of RMC, may be deemed to be the beneficial owner of 1,350,000 shares of Common Stock, representing approximately 20.4% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by RMC.

      Keith Rosenbloom may be deemed to be the beneficial owner of 43,250 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire such shares of Common Stock upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon the exercise of the Agents Options distributed to him by Commonwealth.

      Joseph Wynne may be deemed to be the beneficial owner of 17,300 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire such shares of Common Stock upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon the exercise of the Agents Options distributed to him by Commonwealth.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                          Number of Shares
      ----                          ----------------
      Michael S. Falk                  149,214 shares
      Keith Rosenbloom                  43,250 shares
      Joseph Wynne                      17,300 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 2,357,801 shares of Common Stock beneficially held by ComVest.

                                                             Page 13 of 18 Pages


      (ii) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 462,334 shares of Common Stock beneficially held by Commonwealth.

      (iii) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 1,350,000 shares of Common Stock beneficially held by RMC.

      (c) As more fully described above, the ComVest Warrants were acquired on May 15, 2001, and the Preferred Stock, Placement Warrants and Agents Options were acquired on July 20, 2001.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which (i) requires a representative of Commonwealth to be elected to the Issuer's board of directors, and (ii) entitles Commonwealth to certain rights and finders' fees in connection with a Subsequent Financing.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 14 of 18 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2001               Commonwealth Associates, L.P.

                                       By: Commonwealth Associates Management
                                       Company, Inc., its general partner

                                       By: /s/ Joseph P. Wynne
                                          --------------------------------------
                                       Name:  Joseph P. Wynne
                                       Title: Chief Financial Officer


Dated: August 1, 2001               Commonwealth Associates Management Company,
                                    Inc..

                                    By: /s/ Joseph P. Wynne
                                       -----------------------------------------
                                    Name:  Joseph P. Wynne
                                    Title: Chief Financial Officer


Dated: August 3, 2001               ComVest Venture Partners, LP

                                       By: ComVest Management, LLC, its general
                                       partner

                                       By:    /s/ Michael S. Falk
                                          --------------------------------------
                                       Name:  Michael S. Falk
                                       Title: Manager


Dated: August 3, 2001               ComVest Management, LLC

                                    By: /s/ Michael S. Falk
                                        ----------------------------------------
                                            Name:  Michael S. Falk
                                            Title: Manager


Dated: August 3, 2001               RMC Capital, LLC

                                    By: /s/ Robert Priddy
                                        ----------------------------------------
                                            Name:  Robert Priddy
                                            Title: Manager

                                                             Page 15 of 18 Pages


Dated: August 3, 2001                  /s/ Michael S. Falk
                                    --------------------------------------------
                                                    Michael S. Falk


Dated: August 1, 2001                  /s/ Robert Priddy
                                     -------------------------------------------
                                                     Robert Priddy

                                                             Page 16 of 18 Pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

                                                             Page 17 of 18 Pages


                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Notify Technology Corporation, and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 3, 2001             Commonwealth Associates, L.P.

                                        By: Commonwealth Associates Management
                                        Company, Inc., its general partner

                                        By: /s/ Joseph P. Wynne
                                           -------------------------------------
                                        Name:  Joseph P. Wynne
                                        Title: Chief Financial Officer


Dated: August 3, 2001             Commonwealth Associates Management Company,
                                  Inc.

                                  By: /s/ Joseph P. Wynne
                                      ------------------------------------------
                                  Name:  Joseph P. Wynne
                                  Title: Chief Financial Officer


Dated: August 3, 2001             ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                            partner

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                        Name:  Michael S. Falk
                                        Title: Manager


Dated: August 3, 2001             ComVest Management, LLC

                                  By: /s/ Michael S. Falk
                                      ------------------------------------------
                                          Name:  Michael S. Falk
                                          Title: Manager


Dated: August 3, 2001             RMC Capital, LLC

                                  By: /s/ Robert Priddy
                                      ------------------------------------------
                                          Name:  Robert Priddy
                                          Title: Manager

                                                             Page 18 of 18 Pages


Dated: August 3, 2001                  /s/ Michael S. Falk
                                    --------------------------------------------
                                                 Michael S. Falk


Dated: August 3, 2001                  /s/ Robert Priddy
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                                                   Robert Priddy